As filed with the Securities and Exchange Commission on October 15, 2019

Securities Act File No. 333-233484

Investment Company Act File No. 811-22485

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1☒

and/or

REGISTRATION STATEMENT UNDER

THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 12

Aberdeen Income Credit Strategies Fund

(Exact Name of Registrant as Specified in Charter)

1900 Market Street, Suite 200
Philadelphia, PA 19103

(Address of Principal Executive Offices)

215-405-5700

(Registrant’s Telephone Number, Including Area Code)

Lucia Sitar, Esq.

c/o Aberdeen Standard Investments Inc.

1900 Market Street, Suite 200

Philadelphia, PA 19103

215-405-5700

(Name and Address of Agent for Service)

Copies to:

Margery K. Neale, Esq.	Kevin T. Hardy, Esq.
Willkie Farr & Gallagher LLP	Skadden, Arps, Slate, Meagher & Flom LLP
787 Seventh Avenue	55 North Wacker Drive
New York, New York 10019-6099	Chicago, lllinois 60606

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

☐ Check box if any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan.

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-233484 and 811-22485) of Aberdeen Income Credit Strategies Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Part C

Other information

Item 25.  Financial Statements and Exhibits

(1)	Financial Statements
Report of Independent Registered Public Accounting Firm*
Schedule of Investments as of October 31, 2018*
Statement of Assets and Liabilities as of October 31, 2018*
Statement of Operations for the fiscal period ended October 31, 2018*
Statement to Change in Net Assets for the fiscal period ended October 31, 2018*
Notes to Financial Statements for the fiscal period ended October 31, 2018*
Financial Highlights for Common Shares outstanding during the fiscal period ended October 31, 2018**
Schedule of Investments as of April 30, 2019***
Statement of Assets and Liabilities as of April 30, 2019***
Statement of Operations for the fiscal period ended April 30, 2019***
Statement to Change in Net Assets for the fiscal period ended April 30, 2019***
Notes to Financial Statements for the fiscal period ended April 30, 2019***
Financial Highlights for Common Shares outstanding during the fiscal period ended April 30, 2019**

*                 Set forth in the Fund’s Annual Report to shareholders for the year ended October 31, 2018, which was filed with the Securities and Exchange Commission on January 7, 2019 pursuant to Rule 30(b)(2)-1 under the Investment Company Act of 1940 and incorporated by reference herein.

**          Filed herewith and included in the Prospectus.

***   Set forth in the Fund’s Semi-Annual Report to shareholders for the fiscal period ended April 30, 2019, which was filed with the Securities and Exchange Commission on July 8, 2019 pursuant to Rule 30(b)(2)-1 under the Investment Company Act of 1940 and incorporated by reference herein.

(2)	Exhibits
	(a)(1)	Agreement and Declaration of Trust(1)
	(a)(2)	Amended and Restated Agreement and Declaration of Trust(2)
	(a)(3)	Amendment to the Amended and Restated Agreement and Declaration of Trust(6)
	(b)	By-Laws(2)
	(c)	Inapplicable
	(d)(1)	Articles 6, 7, 8 and 9 of the registrant’s Amended and Restated Agreement and Declaration of Trust and Articles 1, 6 and 7 of the registrant’s By-Laws are incorporated herein by reference

(d)(2)	Form of Subscription Certificate(7)
(d)(3)	Form of Notice of Guaranteed Delivery(7)
(d)(4)	Instrument of Designation of Rights(8)
(e)	Terms and Conditions of Dividend Reinvestment Plan(2)
(f)	Inapplicable
(g)(1)	Advisory Agreement(7)
(g)(2)	Sub-Advisory Agreement(7)
(h)	Form of Dealer Manager Agreement, including form of Selling Group Agreement and Soliciting Dealer Agreement(7)
(i)	Inapplicable
(j)(1)	Amended and Restated Master Custodian Agreement between the Registrant and State Street Bank and Trust Company (the “Amended and Restated Master Custodian Agreement”) dated June 1, 2010(7)
(j)(2)	Amendment dated January 29, 2014 to the Amended and Restated Master Custodian Agreement(7)
(j)(3)	Amendment dated March 5, 2014 to the Amended and Restated Master Custodian Agreement (7)
(j)(4)	Amendment dated June 1, 2015 to the Amended and Restated Master Custodian Agreement(7)
(j)(5)	Amendment dated December 1, 2017 to the Amended and Restated Master Custodian Agreement(7)
(k)(1)	Transfer Agency and Service Agreement(2)
(k)(2)	Administration Agreement, dated December 1, 2017(6)
(k)(3)	Amended and Restated Investor Relations Service Agreement(6)
(k)(4)	Form of Information Agent Agreement(7)
(k)(5)	Form of Subscription Agent Agreement(7)
(k)(6)

Credit Agreement, dated as of November 30, 2018, between Aberdeen Income Credit Strategies Fund, lender parties thereto, and BNP Paribas as administrative agent and BNP Paribas Securities Corp., as sole lead arranger and sole book manager(6)

(k)(7)	Expense Reimbursement Letter Agreement, dated as of December 1, 2017, between Aberdeen Asset Managers Limited and Aberdeen Income Credit Strategies Fund(6)
(k)(8)	Form of Expense Reimbursement Letter Agreement, dated as of December 1, 2019, between Aberdeen Asset Managers Limited and Aberdeen Income Credit Strategies Fund(7)
(l)	Opinion and Consent of Richards, Layton & Finger, P.A.(7)
(m)	Inapplicable
(n)	Consent of Independent Registered Public Accounting Firm(7)
(o)	Inapplicable
(p)	Subscription Agreement(2)
(q)	Inapplicable
(r)(1)	Code of Ethics of the Fund (6)
(r)(2)	Code of Ethics of the Advisers (6)
(s)(1)	Power of Attorney for P. Gerald Malone(6)
(s)(2)	Power of Attorney for Nancy Yao Maasbach (6)
(s)(3)	Power of Attorney for John Sievwright(6)
(s)(4)	Power of Attorney for Randolph Takian(6)
(s)(5)	Power of Attorney for Christian Pittard(6)
(s)(6)	Power of Attorney for Andrea Melia(6)

(1)         Filed on October 19, 2010 with registrant’s Registration Statement on Form N-2 (File Nos. 333-170030 and 811-22485) and incorporated by reference herein.

(2)         Filed on December 27, 2010 with registrant’s Registration Statement on Form N-2 (File Nos. 333-170030 and 811-22485) and incorporated by reference herein.

(3)         Filed on February 16, 2012 with registrant’s Registration Statement on Form N-2 (File Nos. 333-170030 and 811-22485) and incorporated by reference herein.

(4)         Filed on March 8, 2013 with registrant’s Registration Statement on Form N-2 (File Nos. 333-187149 and 811-22485) and incorporated by reference herein.

(5)         Filed on April 12, 2013 with registrant’s Registration Statement on Form N-2 (File Nos. 333-187149 and 811-22485) and incorporated by reference herein.

(6)         Filed on August 27, 2019 with registrant’s Registration Statement on Form N-2 (File Nos. 333-233484 and 811-22485) and incorporated by reference herein.

(7)         Filed on October 8, 2019 with registrant’s Registration Statement on Form N-2 (File Nos. 333-233484 and 811-22485) and incorporated by reference herein .

(8)         Filed herewith.

Item 26.  Marketing Arrangements

Not Applicable.

Item 27.  Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Securities and Exchange Commission registration fee	$7,000.00
New York Stock Exchange listing fee	$46,000.00
Printing and postage (including subscription certificates)	$24,555.00
Accounting fees and expenses	$50,000.00
Legal fees and expenses	$135,000.00
Financial Industry Regulatory Authority fees	$10,000.00
Reimbursement of Dealer Manager expenses	$150,000.00
Subscription Agent fees and expenses	$100,000.00
Information Agent fees and expenses	$15,000.00
Miscellaneous	$36,000.00
Total	$573,555.00

Item 28.  Persons Controlled by or Under Common Control with the Registrant

None.

Item 29.  Number of Holders of Shares

The following table shows the number of holders of securities of the registrant as of October 1, 2019.

Title of Class	Number of Record Holders
Common shares of beneficial interest, par value $.001 per share	72

Item 30.  Indemnification

Article VIII of the Fund’s Amended and Restated Agreement and Declaration of Trust provides as follows:

SECTION 8.03   Indemnification of Trustees, Officers, etc.   Subject to the limitations, if applicable, hereinafter set forth in this Section 8.03, the Trust shall, upon the determination described in the immediately following sentence, indemnify each of its trustees, officers, and employees, and any Investment Adviser and any investment sub-adviser (hereinafter, together with such Person’s heirs, executors, administrators or personal representative, referred to as a “Covered Person”) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been a trustee, officer, director, employee or agent, except with respect to any matter as to which it has been determined that such Covered Person (i) did not act in good faith in the reasonable belief that such Covered Person’s action was in or not opposed to the best interests of the Trust; (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office; or (iii) for a criminal proceeding, had reasonable cause to believe that such Covered Person’s conduct was unlawful (the conduct described in (i), (ii) and (iii) being referred to hereafter as “Disabling Conduct”).   A determination that the Covered Person is entitled to indemnification may be made by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the Covered Person to be indemnified had not engaged in Disabling Conduct, (ii) dismissal of a court action or an administrative proceeding against a Covered Person for insufficiency of evidence of Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, that the indemnitee had not engaged in Disabling Conduct by (a) a vote of a majority of a quorum of trustees who are neither “interested persons” of the Trust as defined in Section 2(a)(19) of the 1940 Act nor parties to the proceeding (the “Disinterested Trustees”), or (b) an independent legal counsel in writing.   Notwithstanding the foregoing, expenses, including reasonable fees of counsel and accountants incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Trust in advance of the final disposition of any action, suit or proceeding; provided that the Covered Person shall have undertaken to repay to the Trust the amounts so paid if it is ultimately determined that indemnification is not authorized under this Article 8 and either (i) the Covered Person shall have provided security for such undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Trustees, or an independent legal counsel in writing, shall have determined, based on a review of readily available facts (as opposed to a full trial type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

The Fund and the Adviser have agreed to indemnify the Dealer Manager or contribute to losses arising out of certain liabilities, including liabilities under the 1933 Act.  The Dealer Manager Agreement also provides that the Dealer Manager will not be subject to any liability to the Fund in rendering the services contemplated by the Dealer Manager Agreement except for any act of willful misfeasance, bad faith, gross negligence or reckless disregard by the Dealer Manager of its obligations and duties under the Dealer Manager Agreement.

The Advisory Agreement provides that the Adviser will not be liable for any error of judgment or mistake of law, or for any act or omission or any loss suffered by the Fund in connection with matters to which the Advisory

Agreement relates, except for a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties and provides for indemnification by the Fund of the Adviser for any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) not resulting from disabling conduct by the Adviser, subject to certain limitations and conditions.

Insofar as indemnification for liability arising under the 1933 Act, may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.  Business and Other Connections of the Adviser

The descriptions of the Advisers under the caption “Management of the Fund” in the prospectus and Statement of Additional Information of this registration statement are incorporated by reference herein.  For information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of the Advisers in the last two (2) years, reference is made to the Adviser’s (Aberdeen Asset Managers Limited) current Form ADV (File No.  801-75074) and Sub-Adviser’s (Aberdeen Standard Investments Inc.) current Form ADV (File No. 801-49966) filed under the Investment Advisers Act of 1940, as amended, incorporated herein by reference.

Item 32.  Location of Accounts and Records

All accounts, books and other documents required by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder to be maintained (i) by the registrant, will be maintained at its offices located at 1900 Market Street, Suite 200, Philadelphia, PA 19103, or at State Street Bank and Trust Company at State Street Financial Center, 1 Heritage Drive, 3rd Floor, North Quincy, MA 02171 and (ii) by the Adviser, will be maintained at its offices located at 1900 Market Street, Suite 200, Philadelphia, PA 19103.

Item 33.  Management Services

Not Applicable.

Item 34.  Undertakings

(1)       The registrant hereby undertakes to suspend the offering of shares until the prospectus is amended, if (a) subsequent to the effective date of its registration statement, the NAV declines more than ten percent from its NAV as of the effective date of the registration statement or (b) the NAV increases to an amount greater than its net proceeds as stated in the prospectus.

(2)       Not applicable.

(3)       The Registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

(4)       Not applicable.

(5)(a)  For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective.

(b)      For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)      The registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

Signatures

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia and State of Pennsylvania, on the 15th day of October, 2019.

ABERDEEN INCOME CREDIT STRATEGIES FUND

By:	/s/ Christian Pittard*
Christian Pittard
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Christian Pittard*	Christian Pittard	October 15, 2019
President (Principal Executive Officer)

/s/ Andrea Melia*	Andrea Melia	October 15, 2019
Treasurer and Chief Financial Officer (Principal Financial Officer)

/s/ P. Gerald Malone*	P. Gerald Malone	October 15, 2019
Trustee

/s/ Nancy Yao Maasbach*	Nancy Yao Maasbach	October 15, 2019
Trustee

/s/ John Sievwright*	John Sievwright	October 15, 2019
Trustee

/s/ Randolph Takian*	Randolph Takian	October 15, 2019
Trustee

*This filing has been signed by each of the persons so indicated by the undersigned Attorney-in-Fact pursuant to powers of attorney filed herewith or heretofore.

/s/ Lucia Sitar	October 15, 2019
Lucia Sitar
Attorney-in-Fact

EXHIBIT INDEX

(d)(4)	Instrument of Designation of Rights